UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

June 30, 2020

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (“Mizuho Financial Group”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the ordinary general meeting of shareholders of Mizuho Financial Group.

1. Reason for filing

Given that the proposals were adopted or rejected at the 18th Ordinary General Meeting of Shareholders of Mizuho Financial Group held on June 25, 2020, Mizuho Financial Group filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of report

(1)	Date on which the ordinary general meeting of shareholders was held

June 25, 2020

(2)	Details of matters to be resolved

Company’s proposal (Proposals 1 through 3)

Proposal 1:	Appointment of thirteen (13) directors

It was proposed that Messrs. Tatsufumi Sakai, Satoshi Ishii, Motonori Wakabayashi, Makoto Umemiya, Hiroaki Ehara, Yasuhiro Sato, Hisaaki Hirama, Tetsuo Seki, Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato and Masami Yamamoto and Ms. Izumi Kobayashi, thirteen (13) in total, be appointed to assume the office of director.

Proposal 2:	The share consolidation

Proposal 3:	Partial amendment to the Articles of Incorporation

Company’s Proposal and Shareholders’ Proposal (Proposal 4)

Proposal 4:	Partial amendment to the Articles of Incorporation (amendment to the Articles of Incorporation regarding organizations that decide dividends from surplus and other related matters)

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Shareholders’ proposal (Proposals 5 through 9)

Proposal 5:	Partial amendment to the Articles of Incorporation (disclosure of a plan outlining the company’s business strategy to align its investments with the goals of the Paris Agreement)

Proposal 6:	Partial amendment to the Articles of Incorporation (description of shareholders’ proposals in the reference materials for the General Meeting of Shareholders)

Proposal 7:	Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on a client company at which a shareholder who submitted a shareholders’ proposal is employed, thereby pressuring such shareholder not to submit the proposal and not to ask questions at the general meetings of shareholders, thereby causing an unreasonable disadvantage to shareholders)

Proposal 8:	Partial amendment to the Articles of Incorporation (prohibition with respect to the abuse of a dominant bargaining position, such as an act in which Mizuho Bank, which has a dominant bargaining position, exerts undue pressure on an attorney for the other party of a dispute and causes an unreasonable disadvantage to clients and other stakeholders of the Mizuho group)

Proposal 9:	Partial amendment to the Articles of Incorporation (establishing a point of contact for whistleblowing)

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(3)	Number of voting rights for approval, disapproval and abstentions in the matters to be resolved, and the approval requirements and voting results thereof

Matters to be resolved	Number of approvals (units)	Number of disapprovals (units)	Number of abstentions (units)	Approval rate (%)	Voting result
Proposal 1
Tatsufumi Sakai	169,844,360	2,458,752	292,895	98	Adopted
Satoshi Ishii	169,217,905	2,905,989	472,112	97	Adopted
Motonori Wakabayashi	169,333,648	2,790,246	472,112	97	Adopted
Makoto Umemiya	169,252,872	2,871,021	472,112	97	Adopted
Hiroaki Ehara	169,331,661	2,792,178	472,166	97	Adopted
Yasuhiro Sato	168,271,223	4,031,887	292,895	97	Adopted
Hisaaki Hirama	162,862,435	9,261,404	472,152	94	Adopted
Tetsuo Seki	149,347,355	23,025,441	223,195	86	Adopted
Tatsuo Kainaka	167,482,522	5,069,505	43,972	96	Adopted
Yoshimitsu Kobayashi	171,153,790	1,398,236	43,984	98	Adopted
Ryoji Sato	171,389,368	1,162,669	43,972	98	Adopted
Masami Yamamoto	151,742,805	20,629,994	223,191	87	Adopted
Izumi Kobayashi	171,099,894	1,452,134	43,979	98	Adopted
Proposal 2	171,320,835	1,250,083	44,079	98	Adopted
Proposal 3	171,484,437	1,092,436	44,091	99	Adopted
Proposal 4	170,858,704	1,690,684	44,103	98	Adopted
Proposal 5	59,570,093	112,965,215	88,251	34	Rejected
Proposal 6	54,535,648	118,044,663	44,543	31	Rejected
Proposal 7	10,383,266	161,976,099	263,894	5	Rejected
Proposal 8	10,283,123	162,077,110	263,919	5	Rejected
Proposal 9	10,034,416	162,453,027	135,004	5	Rejected

Note:    Approval requirements for the adoption of each proposal are as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 1.

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2 through 9.

(4)	Reason for not counting a portion of the voting rights of the shareholders present at the ordinary general meeting of shareholders

Since the adoption or rejection of all the proposals was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval Mizuho Financial Group was able to confirm, the number of voting rights for approval, disapproval and abstentions does not include those of some of the shareholders present at the general meeting.

-End-

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